Exhibit 99.1

AMARIN REPORTS TOP-LINE RESULTS OF TWO PHASE III
STUDIES OF MIRAXION IN HUNTINGTON’S DISEASE

Conference Call Begins Today at 11:00 a.m. Eastern Time

LONDON, United Kingdom (April 24, 2007) – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or the "Company") today announces top-line results from its two Phase III clinical trials of Miraxion to treat Huntington’s disease (HD).  The Company conducted two Phase III double-blind, placebo-controlled studies in which HD patients were randomized to receive either placebo or 2 grams (1 gram twice daily) of Miraxion daily for six months.  Study data showed no statistically significant difference in either study between Miraxion and placebo with regard to the primary and secondary endpoints.

These top-line findings are inconsistent with earlier clinical trial data that showed statistical significance in a subset of HD patients with a CAG repeat length of less than or equal to 44.

The primary endpoint of the trials was a change in the Total Motor Score 4 (TMS-4) component of the Unified Huntington’s Disease Rating Scale (UHDRS).  TMS-4 has been shown to be a sensitive measure of movement disorder in patients with HD.  In addition, secondary endpoints included cognition and Total Functional Capacity outcomes.  Miraxion was found to be safe and well-tolerated by patients.

Commenting on today’s announcement, Rick Stewart, Chief Executive Officer of Amarin, said, “We are extremely surprised and disappointed by these top-line results, and we are analyzing the data in order to better understand the full and complete data set and outcomes. We are particularly disappointed that, at this time, we are not in a position to bring any positive news to those patients who are suffering from this devastating disease and to the broader HD community.”

 “Despite this setback with Miraxion to treat HD, we remain committed to developing Amarin’s substantial central nervous system (CNS) development pipeline.” commented Mr. Stewart.  “We continue to evaluate the potential of Miraxion in treating CNS disorders and specifically our next steps with respect to the HD trials.  We also intend to progress the development of our novel, oral formulation of apomorphine to treat the ‘off’ episodes in advanced Parkinson’s disease patients, our recently in-licensed nasal formulation of lorazepam for the out-patient treatment of emergency seizures in epilepsy patients and our proprietary combinatorial lipid pre-clinical program in CNS disorders and other indications.” concluded Mr Stewart.

Thomas Lynch, Amarin’s Chairman, added “Our commitment to neurology research and product development remains steadfast and we will continue to pursue other in-licensing opportunities while we advance our broad pipeline of products to treat CNS disorders.

Amarin has in place an experienced and committed management team and a strong financial position with approximately $29 million in cash at the end of March 2007.”

The first study, TREND-HD, was conducted in 42 sites in the U.S. and Canada by the Huntington Study Group (HSG) based at the University of Rochester Medical School in Rochester, N.Y.  This study, led by Principal Investigator Prof. Ira Shoulson, enrolled 316 patients with HD.  The TREND-EU Phase III study was conducted in 27 sites in six countries across Europe and was conducted in conjunction with the European HD Network.  This study was led by Principal Investigator Prof. Bernhard Landwehrmeyer, and enrolled 290 patients with HD.

These trials were developed under a Special Protocol Assessment (SPA) agreed with the U.S. Food and Drug Administration (FDA) and Miraxion for HD has Fast Track designation by the FDA and Orphan Drug designation in both the U.S. and in Europe.

Conference Call
Amarin management will host a conference call to discuss the clinical results from the two Phase III trials today beginning at 11:00 a.m. Eastern time.  To participate in the call, please dial (800) 968-7995 from the U.S. or (706) 679-8403 from outside the U.S.  A telephone replay will be available for a limited time following completion of the call by dialing (800) 642-1687 or (706) 645-9291, and entering reservation number 7199876.  Participants can access the call over the Internet by visiting www.amarincorp.com where the call will be archived there for a limited period of time.

About the Huntington Study Group
The Huntington Study Group is a non-profit group of physicians and other healthcare providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of Huntington’s disease patients and dedicated to clinical research of Huntington's disease.  The HSG central operating office and Clinical Trials Coordination Center are located at the University of Rochester.

About the European HD Network
The European HD Network is a non-profit group of physicians and other healthcare providers in Europe.  The European HD network’s aim is to provide a platform for professionals and people affected by HD and their relatives to facilitate working together throughout Europe.  The European HD Network facilitates the conduct of natural history and interventional trials.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s core development pipeline includes Miraxion for CNS disorders, an oral formulation of apomorphine for treating patients with advanced Parkinson’s disease, a nasal formulation of lorazepam for treating emergency seizures and our proprietary pre-clinical combinatorial lipid program.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at www.amarincorp.com.  Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Victoria Brough

Disclosure Notice:
The information contained in this document is as of April 24, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited.  A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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